Chardan Capital Markets, LLC

17 State Street, 21st Floor

New York, NY 10004

October 13, 2021

VIA EDGAR & TELECOPY

Mr. Alan Campbell and Mr. Chris Edwards

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Achari Ventures Holdings Corp. I (the “Company”)

Registration Statement on Form S-1

(File No. 333-258476) (the “Registration Statement”)

Dear Mr. Alan Campbell and Mr. Chris Edwards:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on October 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 427 copies of the Preliminary Prospectus dated September 23, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

as Representative of the Several Underwriters

By:	/s/ George Kaufman
Name: George Kaufman
Title: Managing Director